Exhibit 99

[GRAPHIC]	555 Great Circle Rd., Ste. 200 Nashville, Tennessee 37228 Phone 615.242.7351 Fax 615.256.1952 www.kraftcpas.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

First Southern Bancshares, Inc.

Florence, Alabama

We have audited the accompanying consolidated statements of financial condition of First Southern Bancshares, Inc. and its wholly-owned subsidiary, First Southern Bank (collectively, the “Company”), as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 11, the 2002 and 2001 consolidated financial statements have been restated to correctly report the Series A Preferred Stock incentive payment as an embedded derivative instrument. The derivative is separately reported at its fair value on the balance sheet as a liability, with periodic changes in fair value reported in operations. The financial statements have also been restated to properly reflect accrued dividends and accretion of the redemption premiums related to the Series A and B Preferred Stock.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Southern Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 10 to the consolidated financial statements, the Company has suffered recurring losses from operations and continues to operate under the Consent Order referred to in Note 10. Management’s plans in regard to these matters are also described in Note 10.

/s/ Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee

February 28, 2003, except for Note 11, which is dated December 5, 2003

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except share data)

	December 31, 2002	December 31, 2001
	(Restated - See Note 11)
ASSETS
Cash and cash equivalents	$7,011	$14,230
Investment securities available for sale, at market	15,482	12,858
Investment securities, held to maturity, at cost	—	3,230
Loans held for sale	271	821
Loans receivable, net	67,640	90,420
Premises and equipment, net	2,352	2,807
Federal Home Loan Bank stock, at cost	684	1,866
Accrued interest receivable	593	976
Income taxes receivable	347	2,363
Foreclosed real estate and other assets	697	1,226
Other assets	275	435

Total assets	$95,352	$131,232

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits
Demand accounts	$26,193	$36,302
Certificate accounts	54,855	82,362

Total deposits	81,048	118,664
Advances from Federal Home Loan Bank	5,738	5,862
Notes payable to banks	750	750
Notes payable to directors	1,250	—
Other liabilities	232	218
Derivative debt instrument	990	921

Total liabilities	90,008	126,415

Commitments and contingencies	—	—
Redeemable Preferred Stock, $.01 par value
Series A - 250,000 shares authorized; 160,350 shares issued and outstanding; 4% cumulative dividends initially, increasing after five years (aggregate future redemption value $3,528 plus cumulative dividend arrearages of $188 and $147, respectively)	2,911	2,646
Series B - 56,000 shares authorized; 47,775 shares issued and outstanding; 6% cumulative dividends initially, increasing after three years (aggregate future redemption value $1,283 plus cumulative dividend arrearages of $84 and $21, Respectively	1,223	1,077

Total redeemable preferred stock	4,134	3,723

Stockholders’ equity
Common stock, $.01 par value; 4,000,000 shares authorized; 2,076,969 shares issued and 1,256,715 outstanding	21	21
Common stock warrants, 50,000 outstanding at $1 per share as of December 31, 2002	8	—
Additional paid-in capital	11,407	11,407
Retained earnings - substantially restricted	1,142	1,331
Net unrealized gain (loss) on securities available for sale	113	(184)
Treasury stock, at cost	(11,481)	(11,481)

Total stockholders’ equity	1,210	1,094

Total liabilities and stockholders’ equity	$95,352	$131,232

See accompanying notes to consolidated financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share data)

	Year Ended December 31,
	2002	2001
	(Restated - See Note 11)
INTEREST INCOME:
Loans	$5,524	$9,333
Investment securities	706	442
Other	276	463

Total interest income	6,506	10,238

INTEREST EXPENSE:
Deposits	2,938	5,635
Federal Home Loan Bank advances and other	453	818

Total interest expense	3,391	6,453

NET INTEREST INCOME	3,115	3,785

PROVISION FOR LOAN LOSSES	633	5,904

NET INTEREST INCOME (EXPENSE) AFTER PROVISION FOR LOAN LOSSES	2,482	(2,119)

NONINTEREST INCOME (EXPENSE):
Loan fees and service charges	800	704
Net gains on sale of loans	10	91
Net losses on sale of real estate owned and other assets	(141)	(1,014)
Net gains (losses) on sale of investments	116	(6)
Net premium on transfer of deposits	1,378	—
Net gains on sale of premises and equipment	255	—
Other	39	55

Total noninterest income (expense)	2,457	(170)

NONINTEREST EXPENSES:
Compensation and employee benefits	2,411	2,447
Building and occupancy expense	542	686
Data processing expense	482	492
Advertising	32	53
Insurance expense	312	237
Change in fair value of derivative debt instrument	68	23
Other	1,142	1,651

Total noninterest expense	4,989	5,589

LOSS BEFORE INCOME TAXES	(50)	(7,878)
INCOME TAX EXPENSE (BENEFIT)	(272)	12

NET INCOME (LOSS)	222	(7,890)
CUMULATIVE DIVIDEND ARREARAGES AND PREMIUM ACCRETION ON PREFERRED STOCK	411	133

BASIC LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(189)	$(8,023)

BASIC LOSS PER COMMON SHARE	$(0.15)	$(6.38)

DILUTED LOSS PER COMMON SHARE	$(0.15)	$(6.38)

DIVIDENDS PER COMMON SHARE	$—	$—

See accompanying notes to consolidated financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

(Restated – See Note 11)

	Issued		Common Stock In Treasury		Warrants		Additional Paid-In Capital	Retained Earnings Substantially Restricted	Unearned Employee Compensation MRDP	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2001	2,076,969	$21	(817,958)	$(11,467)	$—	$—	$11,429	$9,354	$(68)	$(39)	$9,230
Net loss for the year ended December 31, 2001	—	—	—	—	—	—	—	(7,890)	—	—	(7,890)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustments and tax effects	—	—	—	—	—	—	—	—	—	(145)	(145)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	(8,035)

Acquisition of treasury stock	—	—	(2,296)	(14)	—	—	(22)	—	—	—	(36)
Amortization of MRDP unearned compensation	—	—	—	—	—	—	—	—	68	—	68
Accretion and dividends accrued on redeemable preferred stock - Series A	—	—	—	—	—	—	—	(86)	—	—	(86)
Accretion and dividends accrued on redeemable preferred stock - Series B	—	—	—	—	—	—	—	(47)	—	—	(47)

Net change for the year	—	—	(2,296)	(14)	—	—	(22)	(8,023)	68	(145)	(8,136)

Balances at December 31, 2001	2,076,969	21	(820,254)	(11,481)	—	—	11,407	1,331	—	(184)	1,094
Net income for the year ended December 31, 2002	—	—	—	—	—	—	—	222	—	—	222
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustments And tax effects	—	—	—	—	—	—	—	—	—	297	297

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	519

Issuance of common stock warrants	—	—	—	—	50,000	8	—	—	—	—	8
Accretion and dividends accrued on redeemable preferred stock - Series A	—	—	—	—	—	—	—	(265)	—	—	(265)
Accretion and dividends accrued on redeemable preferred stock - Series B	—	—	—	—	—	—	—	(146)	—	—	(146)

Net change for the year	—	—	—	—	50,000	8	—	(189)	—	297	116

Balances at December 31, 2002	2,076,969	$21	(820,254)	$(11,481)	50,000	$8	$11,407	$1,142	$—	$113	$1,210

See accompanying notes to consolidated financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2001
	(Restated - See Note 11)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$222	$(7,890)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	207	304
Provision for loan losses	633	5,904
Provision for deferred income taxes	—	1,655
Amortization/accretion of premiums/discounts on investments	20	29
Amortization of deferred loan fees	(20)	(79)
Amortization of unearned compensation – MRDP	—	68
(Gains) losses on sale of investments	(116)	6
Losses on sale of real estate owned	139	655
Premium on transfer of deposits	(1,378)	—
Gains on sale of loans	(10)	(91)
(Gains) losses on sale of premises and equipment	(255)	35
Noncash compensation	24	—
Change in fair value of derivative debt instrument	68	23
Fair value of common stock warrants issued	8	—
(Increase) decrease in:
Loans held for sale	550	(821)
Accrued interest receivable	383	874
Income tax receivable	2,016	(977)
Other assets	160	1,015
Increase (decrease) in:
Other liabilities	14	(379)

Net cash provided by operating activities	2,665	331
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in total loans, excluding effects of loans sold in disposition of branches	12,073	35,640
Net decrease in cash related to disposition of branches	(9,674)	—
Proceeds from repayments on mortgaged backed securities	4,851	138
Proceeds from sale or call of investments	6,511	9,625
Proceeds from redemption of FHLB stock	1,182	—
Proceeds from sale of real estate owned	1,374	1,379
Proceeds from sale of loans, excluding effects of loans sold in disposition of branches	—	5,727
Acquisition of investment securities	(10,363)	(18,140)
Acquisition of premises and equipment	(38)	(120)

Net cash provided by investing activities	5,916	34,249
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposit accounts, excluding effect of deposits transferred in disposition of branches	(16,926)	(12,554)
Repayment of advances from FHLB	(124)	(19,652)
Repayment of notes payable to banks	—	(75)
Proceeds from notes payable to directors	1,250	—
Proceeds from issuance of preferred stock with derivative debt instrument, net	—	4,488
Acquisition of treasury stock, net	—	(36)

Net cash used in financing activities	(15,800)	(27,829)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,219)	6,751
Cash and cash equivalents at beginning of year	14,230	7,479

Cash and cash equivalents at end of year	$7,011	$14,230

SUPPLEMENTAL INFORMATION FOR CASH FLOW:
Noncash transactions:
(Increase) decrease in net unrealized gain on securities available-for-sale	$(297)	$145
Investment securities held-to-maturity transferred to available-for-sale	$211	$—
Loans foreclosed and transferred to real estate owned	$984	$2,186
Premises and equipment transferred to real estate owned	$—	$386
Net book value of assets (liabilities) transferred in disposition of branches:
Loans	$9,108	$—
Fixed assets	$265	$—
Deposits	$(20,690)	$—
Cash paid (received) during the period for:
Interest	$3,387	$6,594
Income taxes	$(2,338)	$730

See accompanying notes to consolidated financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Southern Bancshares, Inc. (“Bancshares”) was incorporated in the State of Delaware on November 22, 1994, and is the holding company for First Southern Bank (the “Bank”). The Bank is an Alabama-chartered commercial bank that is the successor to First Federal Savings and Loan Association of Florence, which converted from a mutual savings and loan association to a stock savings and loan association on April 13, 1995. Bancshares and the Bank are collectively referred to as the “Company.”

Principles of consolidation

The accompanying consolidated financial statements include the accounts of First Southern Bancshares, Inc. and its wholly-owned subsidiary, First Southern Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the fair value of foreclosed real estate.

Significant group concentrations of credit risk

At times during the year, the Bank’s balances with financial institutions exceeded FDIC insurance limits. Management considers bank balances in excess of FDIC limits to be a normal business risk, mitigated by the underlying quality of the financial institutions used by the Bank.

Substantially all of the Company’s business activity is with customers located in Lauderdale and Colbert Counties, and surrounding counties in Northwest Alabama. As such, a significant portion of its loan portfolio is collateralized by real estate located in the same geographic location. Information about the composition of the Bank’s investments and loan portfolio is provided in Notes 3 and 4, respectively. The Bank does not have a significant concentration in any one industry or customer.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash due from banks and interest-bearing overnight deposits in the Federal Home Loan Bank (FHLB) of Atlanta.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in debt and equity securities

Securities held primarily for resale in the near term are classified as trading securities and reported at fair value, with changes in fair value recognized in earnings. The Bank currently holds no investments classified as trading securities.

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. The Bank currently holds no investments classified as held-to-maturity. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity securities and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Loans receivable

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Lauderdale and Colbert Counties, and surrounding counties in Northwest Alabama. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amounts adjusted for any charge-offs, the allowance for possible loan losses, and any deferred fees or costs on originated loans.

Interest is accrued on the principal amount outstanding. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is amortized to income using a method that approximates the interest method over the contractual lives of the loans.

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collection of the loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other factors deemed relevant by the Company’s board of directors.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. A formal review of the allowance for loan losses is prepared monthly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. All loans are assigned a risk rating on a numerical scale of one to eight by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent reviewer. The risk ratings are assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. The allocation of allowance for loans with a grade of one through seven is based upon historical and regulatory loss rates adjusted for current conditions that include estimated current economic developments. The allocations for loans with a grade of eight are generally charge-offs. Management reviews its allocation of the loan losses versus actual performance of each of its portfolios and adjusts allocation rates to reflect the recent performance of the portfolio as well as other factors that might affect the estimated losses in the portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant change. Ultimately, losses may vary from current estimates and future additions or reductions to the allowance may be necessary.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured separately for each impaired loan by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Substantially all of the Bank’s loans which have been identified as impaired have been measured by the fair value of existing collateral.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for loan losses (Continued)

Larger groups of smaller balance homogeneous loans such as consumer installment, bankcard and residential real estate mortgage loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions.

Mortgage servicing rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are amortized in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized costs. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Credit related financial instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Foreclosed real estate and other assets

Real estate and other assets acquired through foreclosure are initially recorded at fair value at the time of foreclosure through a charge to the allowance for loan losses with a valuation allowance established for estimated costs to sell. Subsequent to foreclosure, foreclosed assets are carried at the lower of fair value, less estimated costs to sell, or cost, with the reduction charged to current earnings. Revenue and expense from operations are included in noninterest expenses.

Premises and equipment

Office properties and equipment are carried at cost less accumulated depreciation. Improvements are capitalized, whereas repairs and maintenance are charged to expense as incurred. Depreciation is provided by the straight-line method at rates intended to distribute the cost of buildings and equipment over their estimated service lives of ten to fifty years and three to ten years, respectively.

Transfer of assets and liabilities

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative financial instruments

Financial instruments issued by the Company with complex terms are analyzed to determine the existence of any “embedded” derivative instruments. Upon issuance, the Company assesses whether the economic characteristics of any embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract), and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and is carried at fair value, and designated as a fair-value, cash-flow or foreign-currency hedge, or is not designated as a hedging instrument. However, in cases where (1) the host contract is measured at fair value, with changes in fair value reported in current operations or (2) the Company is unable to reliably identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the statement of financial condition at fair value and is not designated as a hedging instrument.

Income taxes

Bancshares and the Bank file a consolidated federal income tax return.

Deferred income taxes and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Basic earnings per share (“EPS”) represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects any additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, stock warrants and to the potential conversion of Series B preferred stock. A reconciliation of the weighted average number of common shares outstanding used in the earnings per share computation follows:

	Year Ended December 31,
	2002	2001
Average number of common shares issued	2,076,969	2,076,969
Average number of treasury shares	(820,254)	(819,680)

Average number of common shares outstanding used to calculate earnings per share	1,256,715	1,257,289
Dilutive effect of options(1)	—	—
Dilutive effect of warrants(1)	—	—
Conversion of Series B preferred stock and accrued dividends(1)	—	—

Average number of common shares outstanding used to calculate diluted earnings per share	1,256,715	1,257,289

(1)	During 2002 and 2001, stock options, stock warrants and Series B convertible preferred stock have an anti-dilutive effect and, accordingly, are not included in the calculation.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. These components of comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2002	2001
	(Dollars in thousands)
Change in unrealized gains (losses) on available for sale securities	$413	$(131)
Reclassification adjustment for gains (losses) realized	116	(6)

Net change in unrealized gains (losses)	297	(125)
Tax effect	—	(20)

Net of tax amount	$297	$(145)

Segment reporting and disclosures

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. The Company has determined it has no segment reporting requirements.

Reclassification

Certain amounts have been reclassified in the 2001 consolidated financial statements to conform to the 2002 presentation.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents were comprised of the following:

	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Cash and cash equivalents:
Cash on hand	$805	$1,290
Cash due from banks	3,632	3,154
Interest-bearing deposits at FHLB and other	2,574	9,786

Total	$7,011	$14,230

NOTE 2 - CASH AND CASH EQUIVALENTS (CONTINUED)

Cash due from banks at December 31, 2002 and 2001 includes aggregate bank balances of approximately $3.5 million and $2.9 million, respectively, which are not covered by FDIC insurance.

As an Alabama state-chartered bank which is not a member of the Federal Reserve System, the Bank is required by Alabama law to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 2002, the required reserve was $95,000, and the Bank’s qualifying reserves totaled approximately $805,000.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2002
	Amortized Cost Basis	Unrealized Holdings		Estimated Market Values
		Gains	Losses
	(Dollars in thousands)
Available-For-Sale:
U.S. Government and Agency Obligations	$5,600	$66	$—	$5,666
Mortgage-backed securities	9,769	55	8	9,816

Total Securities Available-For-Sale	$15,369	$121	$(8)	$15,482

	December 31, 2001
	Amortized Cost Basis	Unrealized Holdings		Estimated Market Values
		Gains	Losses
	(Dollars in thousands)
Available-For-Sale:
U.S. Government and Agency Obligations	$12,030	$—	$(193)	$11,837
Corporate Bonds	1,012	9	—	1,021

Total Securities Available-For-Sale	$13,042	$9	$(193)	$12,858

Held-To-Maturity:
Mortgage-backed securities	$3,230	$49	$—	$3,279

NOTE 3 - SECURITIES (CONTINUED)

The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Available-For-Sale Securities

U.S. Government and Agency Obligations

Due after one year through five years	$5,600	$5,666

Mortgage-backed Securities
Due after one year through five years	96	101
Due in greater than five years through ten years	1,070	1,077
Due in greater than ten years	8,603	8,638

	$15,369	$15,482

At December 31, 2002 and 2001, securities with a carrying value of $500,000 and $1 million, respectively, were pledged to secure public deposits. At December 31, 2002, securities with a carrying value of $6.3 million were pledged to secure FHLB advances of $5.8 million.

For the years ended December 31, 2002 and 2001, gross realized gains amounted to $118,000 and $1,000, respectively. Gross realized losses amounted to $2,000 and $7,000, respectively. At December 31, 2002, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. Government agencies, whose aggregate book value exceeded ten percent of stockholders’ equity.

NOTE 4 - LOANS RECEIVABLE

Loans receivable consisted of the following:

	December 31, 2002	December 31, 2001
	(Dollars in thousands)
One-to-four family residential mortgage loans	$23,193	$29,717
Multi-family residential mortgage loans	3,445	2,168
Commercial mortgage loans	18,234	25,191
Construction and land development loans	4,957	8,075
Commercial business loans	11,941	18,059
Consumer loans	10,394	13,743

Total loans	72,164	96,953

Less:
Undisbursed loans in process	(304)	(852)
Unamortized loan origination fees	(35)	(31)
Allowance for loan losses	(4,185)	(5,650)

	(4,524)	(6,533)

Total loans receivable, net	$67,640	$90,420

NOTE 4 - LOANS RECEIVABLE (CONTINUED)

The Company originates both adjustable and fixed interest rate loans. At December 31, 2002 and 2001, the composition of these loans was as follows:

	Fixed Rate Loans
	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Term to maturity
Less than one year	$8,181	$10,273
One year to five years	29,009	40,799
Over five years	5,060	10,388

	$42,250	$61,460

	Adjustable Rate Loans
	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Term to reprice
Less than one year	$29,204	$35,493
One year to five years	710	—

	$29,914	$35,493

The adjustable rate loans have interest rate adjustment limitations. The majority of the adjustable rate loans are indexed to the one-year U.S. Treasury bill rate or to the prime lending rate published in the Wall Street Journal. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

NOTE 4 - LOANS RECEIVABLE (CONTINUED)

An analysis of the allowance for loan losses follows:

	Year Ended December 31,
	2002	2001
	(Dollars in thousands)
Balance - Beginning of period	$5,650	$5,152
Provision for loan losses	633	5,904
Charge-offs	(2,986)	(5,786)
Recoveries	888	380

Balance - End of period	$4,185	$5,650

While the Bank believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in future reviews of the Bank’s loan portfolio, will not request the Bank to increase significantly its allowances for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases would not be necessary should the quality of any loans deteriorate. Any material increase in the allowance for loan losses may adversely affect the Bank’s financial condition and results of operations.

Reserves for loan losses for tax purposes are maintained at the maximum allowable by the Internal Revenue Code.

At December 31, 2002 and 2001, non-accrual loans totaled $6.8 million and 12.2 million, respectively. Interest income totaling $26,000 and $397,000 was recognized on nonaccrual loans for the years ended December 31, 2002 and 2001.

At December 31, 2002 and 2001, the recorded investment in loans that were considered to be impaired was $6.8 million and $12.8 million, respectively. Collateral dependent loans, which were measured at the fair value of the collateral, constituted approximately all of the impaired loans at December 31, 2002 and 2001. There was approximately $1.3 million and $2.7 million at December 31, 2002 and 2001, respectively, in the allowance for loan losses specifically allocated to impaired loans. The average recorded investment in impaired loans for the years ended December 31, 2002 and 2001 was approximately $9.0 million and $8.1 million, respectively. Interest income recognized on impaired loans was $26,000 in 2002, and $449,000 in 2001.

Loans to executive officers and directors are made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. The Bank gives employees who are not directors or executive officers a preferred discount of the interest rate on adjustable-rate mortgages of up to  3/4%.

NOTE 4 - LOANS RECEIVABLE (CONTINUED)

Loan activity relating to loans made to executive officers and directors and companies in which executive officers and directors own a significant interest is summarized as follows:

Year ended December 31,	Balance Beginning of Year	Advances	Repayments	Balance End of Year
(Dollars in thousands)
2002	$1,433	$1,679	$1,638	$1,474
2001	2,234	2,624	3,425	1,433

Unused credit lines or commitments to extend credit to executive officers and directors, and companies in which executive officers and directors own a significant interest aggregated $169,000 and $912,000 for the years ended December 31, 2002 and 2001, respectively.

Loans and participations serviced by the Bank on behalf of others were approximately $8.2 million and $11.9 million at December 31, 2002 and 2001, respectively. Servicing assets were insignificant at December 31, 2002 and 2001.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classifications as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Land	$508	$612
Building and improvements	3,524	3,846
Furniture, fixtures and equipment	1,316	1,379

	5,348	5,837
Less: accumulated depreciation	(2,996)	(3,030)

	$2,352	$2,807

Depreciation expense aggregated approximately $207,000 and $304,000 for the years ended December 31, 2002 and 2001, respectively.

NOTE 6 - DEPOSITS

Deposits by major classification and interest rate are summarized as follows:

	December 31, 2002			December 31, 2001
	Rates	Amount	% of total	Rates	Amount	% of total
	(Dollars in thousands)
Demand accounts
Noninterest-bearing accounts	—	$4,253	5.2	—	$6,223	5.2
NOW accounts	0.30%	6,765	8.3	0.75%	10,697	9.0
Money market demand accounts	1.38%	4,619	5.7	1.50%	4,419	3.7
Passbook accounts	0.45%	8,313	10.3	1.00%	11,470	9.7
Statement savings	0.45%	2,243	2.8	1.00%	3,493	2.9

		26,193	32.3		36,302	30.5

Certificate accounts:
0.45% to 5.00%		50,250	62.0		36,410	30.7
5.01% to 6.00%		2,851	3.5		24,765	20.9
6.01% to 7.00%		1,683	2.1		20,639	17.4
Over 7.00%		71	0.1		548	0.5

		54,855	67.7		82,362	69.5

		$81,048	100.0		$118,664	100.0

Scheduled maturities of time deposits were as follows:

December 31, 2002
(Dollars in thousands)
2003	$40,744
2004	7,114
2005	1,711
2006	505
2007	4,781

$54,855

As of December 31, 2002 and 2001, the Bank had aggregate deposit accounts with balances greater than $100,000 of approximately $8.5 million and $12.2 million, respectively. Balances in excess of $100,000 are not covered by FDIC insurance.

NOTE 7 - BORROWED FUNDS

Federal Home Loan Bank

Advances from the Federal Home Loan Bank are as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Advances from Community Investment Fund:
6.91% principal reducing credit advance dated March 4, 1994, interest due monthly, principal due in equal quarterly installments of $33,333 commencing in March 2004 and continuing through March 2009	$700	$700
7.49% principal reducing credit advance dated July 8, 1994, interest due monthly, principal due in equal quarterly installments of $5,405 commencing in July 1995 and continuing through July 2004	38	59
Other	—	103
5.49% ten-year convertible advance dated February 4, 1998, interest due quarterly, principal due February 4, 2008	5,000	5,000

Total advances from Federal Home Loan Bank	$5,738	$5,862

The contractual maturities of Federal Home Loan Bank debt are as follows:

Year ending December 31,	Principal payments
(Dollars in thousands)
2003	$22
2004	150
2005	133
2006	133
2007	133
Thereafter	5,167

$5,738

At December 31, 2002 the Bank’s advances from the FHLB of Atlanta are secured by investment securities with a carrying value of $6.3 million. At December 31, 2001, these advances were secured by a pool of qualifying first mortgage loans with balances of approximately $10.5 million. The Company incurred interest expense on FHLB advances of approximately $333,000 and $752,000 in 2002 and 2001, respectively.

NOTE 7 - BORROWED FUNDS (CONTINUED)

Notes payable to banks:

Notes payable to banks are as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Note payable to a third party bank, interest rate equals bank’s prime rate plus 2.00% payable monthly (6.25% at December 31, 2002; 6.75% at December 31, 2001); principal due December 31, 2002, secured by a pledge of the Bank’s common stock	$750	$750

Total notes payable to banks	$750	$750

Notes payable to directors:

Notes payable to directors are as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Note payable to certain of the Company’s directors, interest rate equals prime rate plus 1.00% payable quarterly (5.25% at December 31, 2002); principal due the earlier of (i) the change of control of Bancshares or (ii) November 2003	$1,000	$—
Notes payable to certain of the Company’s directors, interest rate equals prime rate plus 2.00% payable at maturity (6.25% at December 31, 2002); principal due May 1, 2003, secured by a second pledge of the Bank’s common stock	$250	$—

Total notes payable to directors	$1,250	$—

NOTE 7 - BORROWED FUNDS (CONTINUED)

On April 11, 2002, and June 25, 2002, certain of the Company’s directors loaned funds to the Company of $125,000 and $125,000, respectively, for the purpose of funding both the interest on the Company’s debt and other general corporate expenses. A provision in the notes stipulated that if the debt was not paid by October 31, 2002, the directors would receive warrants to purchase a total of 50,000 shares of common stock of the Company for $1.00 per share, which warrants would not expire until November 1, 2005. The debt was not paid and the warrants were issued on November 1, 2002. The fair value of the warrants of $8,000 was charged to interest expense and credited to common stock warrants in the stockholders’ equity section of the Consolidated Statement of Financial Condition. As of December 31, 2002, no warrants have been exercised.

NOTE 8 - INCOME TAXES

Income tax expense is comprised of the following elements of current and deferred Federal and state income taxes:

	2002	2001
	(Dollars in thousands)
Current income tax expense (benefit):
Federal	$(272)	$(2,363)
State	—	(123)

	(272)	(2,486)

Deferred income tax expense (benefit):
Federal	—	2,103
State	—	395

	—	2,498

Total income tax expense (benefit)	$(272)	$12

The Company files consolidated federal and state income tax returns. At December 31, 2002, the Company had prepaid federal and state income taxes of approximately $75,000 and $10,000, respectively. As of December 31, 2001, the Company had prepaid federal and state income taxes of approximately $175,000 and $96,000, respectively.

NOTE 8 - INCOME TAXES (CONTINUED)

The provisions for income taxes are different from the amounts determined by applying the federal statutory rate to income before income taxes due to the following:

	2002	2001
	(Dollars in thousands)
Expected income tax (benefit), at statutory rate	$(17)	$(2,679)
Dividend received deduction	(20)	(30)
State excise and franchise taxes based on income, net of Federal income tax expense	—	180
Valuation allowance	(779)	2,669
Effect of change in fair value of derivative debt instrument	23	8
Other, net	521	(136)

Total income tax expense (benefit)	$(272)	$12

Deferred income tax expense (benefit) results from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. Deferred income taxes are also provided on certain components of equity. The sources and tax effects of these temporary differences and the separately stated components of equity resulting in deferred income taxes are as follows:

	2002	2001
	(Dollars in thousands)
Deferred tax asset:
Bad debt deduction	$1,081	$1,732
Deferred compensation	17	21
Loan fees	44	27
Premises and equipment	14	13
Net operating loss carryforward (Federal and Alabama)	389	513
Tax credit carryforward (Federal)	313	251
Contribution carryforward	22	18
Other	24	94

	1,904	2,669

Deferred tax liability:
Other	14	—

	14	—

Net deferred tax asset	1,890	2,669
Valuation allowance	(1,890)	(2,669)

Deferred tax asset, net of valuation allowance	$—	$—

Realization of tax benefits represented by deferred tax assets is dependent on future earnings. Because of the uncertainties involved in projecting future events and circumstances, a valuation allowance was established to fully reserve the net deferred tax asset as of and for the periods ended December 31, 2002 and 2001.

NOTE 8 - INCOME TAXES (CONTINUED)

On March 9, 2002, President Bush signed the Job Creation and Worker Assistance Act of 2002 which, among other things, increased the net operating loss carryback period, for losses sustained in tax years 2001 and 2002, from two years to five years. Accordingly, the Company carried back the net operating loss incurred in 2001 and received during 2002 a refund of federal income taxes paid in prior years totaling approximately $2.3 million. This refund was recognized as a receivable and corresponding credit to the provision for income tax as of and for the year ended December 31, 2001.

The Company realized a Federal tax loss of $1.4 million in 2002 and intends to apply for a refund of federal income taxes paid in 1999 totaling $272,000. This refund has been recognized as a receivable and corresponding credit to the provision for income tax as of and for the year ended December 31, 2002.

NOTE 9 - EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan and Trust

The Bank contributes to a defined contribution profit-sharing plan (the “plan”), which includes a 401(k) feature, and covers substantially all employees who have completed one year with 1,000 hours of service with the Bank or another financial institution and are over 21 years of age. Eligible employees may contribute the maximum dollar amount allowed under the Internal Revenue Code. The Bank may make discretionary matching contributions to the plan, as determined by the Board of Directors. Matching contributions are allocated among participants in proportion to their compensation relative to the total compensation of all active participants. Vesting in the Bank’s matching and discretionary contributions results in 100% vesting after five years of credited service. Contributions to the plan by the Bank, in the amounts of $58,000 in 2002 and $57,000 in 2001, are included in compensation and employee benefits.

Employee Stock Ownership Plan

Prior to 2002, the Bank had an internally leveraged Employee Stock Ownership Plan (“ESOP”) for the exclusive benefit of the Bank’s participating employees meeting certain eligibility requirements. In general, participating employees had to be full-time employees (defined as an employee working 1,000 hours or more during an employment year) with one or more years of service and must have attained the age of 21 years.

On April 11, 1995, the ESOP borrowed funds from the Company in an amount sufficient to purchase 163,990 shares of the Company’s common stock. The loan was secured by the shares purchased and was repaid by the Bank’s contributions to the ESOP and any other earnings on ESOP assets. The loan was fully repaid in 2000, and all remaining shares were allocated to participants. During 2002, the Bank’s Board of Directors terminated the ESOP, and all shares were distributed to the participants.

NOTE 9 - EMPLOYEE BENEFIT PLANS (CONTINUED)

Management Recognition and Development Plan

On April 17, 1996, the Company established the 1996 Management Recognition and Development Plan (the “MRDP”). The MRDP was established in order to increase the proprietary and vested interest of certain key Company employees and Directors in the growth, development and financial success of the Company by granting them awards of a maximum of 82,000 restricted shares of the Company’s common stock. Among other provisions of the MRDP, the MRDP shares were restricted as to transferability prior to vesting, which occurred over a five-year period at a rate of 20% per year, commencing one year after the original date of grant.

As of December 31, 2002 and 2001, the Company had awarded the 82,000 restricted shares of the Company’s common stock in accordance with the terms and conditions of the MRDP. The restricted shares were obtained from stock held in treasury (54,906 shares) and from authorized and unissued common stock (27,094 shares) and were recorded as unearned employee compensation at the then prevailing market price of the Company’s common stock ($15.75 per share). Unearned compensation related to the MRDP was reflected as a reduction of stockholders’ equity and was amortized to expense on a ratable basis over the five-year vesting period. MRDP amortization expense was $0 and $68,000 in 2002 and 2001, respectively. As of December 31, 2002, 75,548 shares are vested, 6,452 shares have been forfeited, and no shares remained unreleased.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 204,988 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the Plan. The exercise price of each option equals or exceeds the market price of the Company’s stock on the date of the grant. The options generally vest at a rate of 20% per year and expire at various times not longer than ten years from the date of the grant. As of December 31, 2002 and 2001, there were 71,304 and 121,491 shares, respectively, available for future grants.

NOTE 9 - EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of the Company’s stock option plan is as follows:

	2002		2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	77,311	$9.27	109,806	$11.69
Granted	85,000	2.00	35,000	6.45
Exercised	—	—	—	—
Forfeited	(34,813)	7.97	(67,495)	11.74

Outstanding, end of year	127,498	$4.78	77,311	$9.27

Options exercisable at year-end	29,698	$11.26	34,811	$11.68

Weighted-average fair value of options granted during the year		$0.48		$2.31

In accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company has elected to continue to apply APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at least equal to market value. If the Company had elected to recognize the compensation cost for options granted during the years ended December 31, 2002 and 2001, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net loss and loss per share would have changed to the pro forma amounts indicated below (in thousands, except per share amounts):

	2002	2001
Net loss applicable to common shareholders - as reported	$(189)	$(8,023)
Net loss applicable to common shareholders - pro forma	(186)	(8,058)
Basic loss per share - as reported	(0.15)	(6.38)
Basic loss per share - pro forma	(0.15)	(6.41)
Diluted loss per share - as reported	(0.15)	(6.38)
Diluted loss per share - pro forma	(0.15)	(6.41)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Expected dividend yield	0.00%	3.30%
Expected stock price volatility	30%	30%
Risk-free interest rate	3.76%	7.50%
Expected life of options	5 years	10 years

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

Capital is the primary measure used by regulators to monitor the financial health of insured banks and savings institutions. The Federal Reserve Board and the Federal Deposit Insurance Corporation have historically had similar capital adequacy guidelines involving minimum leverage capital and risk based capital requirements. Federal Reserve Board regulations evaluate Bancshares’ capital compliance on a bank-only basis because Bancshares has total consolidated assets of less than $150 million. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution’s capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2002, the Bank’s regulatory capital ratios were as follows:

	Amount	Percentage of Adjusted total assets
	(Dollars in thousands)
First Southern Bank:
Total capital (to risk-weighted assets)	$9,002	13.37%
To be well capitalized under the FDICIA prompt corrective action provisions	6,732	10.00%

Excess	$2,270	3.37%

Tier 1 Capital (to risk-weighted assets)	$8,120	12.06%
To be well capitalized under the FDICIA prompt corrective action provisions	4,039	6.00%

Excess	$4,081	6.06%

Tier 1 Capital (to average assets)	$8,120	8.37%
To be well capitalized under the FDICIA prompt corrective action provisions	4,853	5.00%

Excess	$3,267	3.37%

Total capital (to risk-weighted assets)	$9,002	13.37%
Minimum risk-based capital requirements	5,385	8.00%

Excess	$3,617	5.37%

Tier 1 Capital (to risk-weighted assets)	$8,120	12.06%
Minimum core capital	2,693	4.00%

Excess	$5,427	8.06%

Tier 1 Capital (to average assets)	$8,120	8.37%
Minimum Tier 1 capital requirement	3,883	4.00%

Excess	$4,237	4.37%

To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio as set forth in the preceding table and not be subject to a capital order. Under the FDICIA prompt corrective action provisions applicable to banks, as of December 31, 2002, the Bank is categorized as well capitalized, but is subject to a Consent Order (“the Order”) with the Federal Deposit Insurance Corporation (“FDIC”) and the Alabama State Banking Department.

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS (CONTINUED)

As of December 31, 2001, the Bank’s regulatory capital ratios were as follows:

	Amount	Percentage of Adjusted total assets
	(Dollars in thousands)
First Southern Bank:
Total capital (to risk-weighted assets)	$7,762	8.31%
To be well capitalized under the FDICIA prompt corrective action provisions	9,338	10.00%

Excess (Deficit)	$(1,576)	(1.69)%

Tier 1 Capital (to risk-weighted assets)	$6,542	7.01%
To be well capitalized under the FDICIA prompt corrective action provisions	5,603	6.00%

Excess	$939	1.01%

Tier 1 Capital (to average assets)	$6,542	4.82%
To be well capitalized under the FDICIA prompt corrective action provisions	6,785	5.00%

Excess (Deficit)	$(243)	(0.18%)

Total capital (to risk-weighted assets)	$7,762	8.31%
Minimum risk-based capital requirements	7,471	8.00%

Excess	$291	0.31%

Tier 1 Capital (to risk-weighted assets)	$6,542	7.01%
Minimum core capital	3,735	4.00%

Excess	$2,807	3.01%

Tier 1 Capital (to average assets)	$6,542	4.82%
Minimum Tier 1 capital requirement	5,428	4.00%

Excess	$1,114	0.82%

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS (CONTINUED)

Effective July 6, 2001, Bancshares entered into a Memorandum of Understanding (“MOU”) with the Federal Reserve Bank of Atlanta. The MOU prohibits Bancshares from incurring any additional debt without the prior written approval of the Federal Reserve. The MOU also prohibits Bancshares from declaring or paying any dividends to its shareholders or redeeming any of its outstanding stock without the prior written approval of the Federal Reserve Bank. Bancshares has adopted a capital plan and capital and dividend policy to comply with the provisions of the MOU and is required to submit quarterly progress reports to the Federal Reserve Bank of Atlanta. The MOU will remain in effect until modified or terminated by the Federal Reserve.

Effective August 7, 2001, the Bank and its Directors made certain written assurances to the Superintendent of Banks of the State of Alabama (the “Department”). Such written assurances focus a bank and its board of directors on specific problems the Department considers to be of supervisory concern. The Bank committed to take certain actions with respect to the Bank’s management, asset quality and loan administration, capital, and asset/liability management. In addition, the written assurances place limitations on the Bank’s ability to take certain actions, such as declaring or paying dividends without the concurrence of the Department. The Bank also agreed to raise its Tier 1 capital to average assets ratio to 7.00%. At December 31, 2001, the Bank’s Tier 1 capital to average assets ratio was 4.82%.

Subsequent to December 31, 2001, Bancshares contributed $1 million to the capital of the Bank with the proceeds of a loan from certain directors of the Company. The Bank’s capital remained at a level meeting the regulatory requirements for adequately capitalized; however, the Bank’s Tier 1 capital to average assets ratio remained below 7.00%.

On March 15, 2002, the Bank entered into the Order with the FDIC and the Alabama State Banking Department, which superseded the written assurances made on August 7, 2001, described above, but addressed many of the same matters. The Order became effective March 25, 2002, and will remain in effect until modified, terminated, suspended or set aside by the regulators.

The Order requires the Bank to address various operational deficiencies, including certain violations of law and regulations identified by the Regulators, within various time periods prescribed in the Order. Among other things, the Bank must address identified deficiencies with respect to management staffing and effectiveness, earnings, asset quality, capital adequacy, allowances for loan and lease losses, and internal policies, procedures and controls. The Order also prohibits the Bank from paying cash dividends to Bancshares without prior written consent from the Regulators.

The Order outlines specific capital adequacy benchmarks that the Bank must satisfy. Within 120 days of the effective date of the Order and for as long as the Order remains in effect, the Bank’s Tier 1 Capital must equal or exceed 7.00% of total assets. At December 31, 2002, the Bank’s Tier I Capital was 8.37% of average total assets and in compliance with the Order. The Bank must develop and adopt a plan designed to meet and maintain the FDIC’s risk-based capital requirements for each year in which the plan is in effect. At December 31, 2002, the Bank’s total risk-based capital was 13.37% of risk-weighted assets, 5.37% in excess of the minimum requirement of 8%.

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS (CONTINUED)

The Order also imposes specific asset quality measures on the Bank. Among these is the requirement to reduce (by charge-off, collection or removal from adverse classification with the consent of the Regulators) the level of assets classified “substandard” and “doubtful” by the Regulators to not more than $20 million by August 31, 2002, to not more than $15 million by February 28, 2003, and to not more than $6 million by August 31, 2003. The Order requires the Bank to submit periodic written reports to the Regulators detailing compliance with the terms of the Order. As of December 31, 2002, assets classified “substandard” and “doubtful,” as defined by the Order, were $10.5 million and in compliance with the Order.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Bank’s ability to operate as a going concern will be dependent on its ability to meet the requirements of the Order including attaining and maintaining appropriate levels of capital and improving the quality of its loan portfolio to a level considered acceptable by the Regulators.

NOTE 11 -	REDEEMABLE PREFERRED STOCK, DERIVATIVE DEBT INSTRUMENT AND SUBORDINATED CAPITAL NOTES

During 2001, the Company issued 160,350 shares of its 250,000 authorized shares of Series A redeemable, cumulative preferred stock (the “Series A preferred”) for net proceeds of $3,458,000. Prior to August 1, 2006, the Series A preferred carries a cumulative 4% annual dividend ($.88 per share), payable semi-annually (in March and September), if declared, in cash or, at the option of the holder, in shares of common stock valued at 85% of the defined book value as of the prior quarter end, subject to certain limitations. After July 31, 2006, the annual dividend increases to $5.928 per share, payable in cash. In the event the Company’s defined book value is not equal to or greater than $9.88 per adjusted share on July 31, 2006, then each holder of the Series A preferred shall be entitled to an incentive payment equal to four times the difference between the defined book value and $9.88 per adjusted share up to a maximum total incentive payment of $1.3 million. After five years, the issuer may call the shares at any time and, after seven years, the holders may annually put to the Company up to 25% of the shares purchased in this offering, at a price equal to all accrued unpaid dividends plus the higher of $22.00 per share or four times the defined book value per adjusted share (based on equivalent common shares).

The incentive payment on the Series A preferred is indexed to the Company’s stock, but is not clearly and closely related to the economic characteristics and risks of the Series A preferred (the “host contract”) and requires settlement in cash or common stock at the option of the holder. Thus, the incentive payment qualifies as an “embedded derivative” within the host contract. In accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the incentive payment on the Series A preferred has been accounted for as a separate derivative liability on the statement of financial condition and is measured at fair value. The change in fair value is recognized currently in the statement of operations as Change in Fair Value of Derivative Debt Instrument. For the years ended December 31, 2002 and 2001, the Company recognized charges of $68,000 and $23,000, respectively, relating to the change in fair value of this instrument.

NOTE 11 -	REDEEMABLE PREFERRED STOCK, DERIVATIVE DEBT INSTRUMENT AND SUBORDINATED CAPITAL NOTES (CONTINUED)

During 2001, the Company also issued 47,775 shares of its 56,000 authorized shares of Series B redeemable, cumulative preferred stock (the “Series B preferred”), for net proceeds of $1,030,000. The Series B preferred carries a cumulative 6% annual dividend ($1.32 per share, increasing to $3.36 per share, after three years), payable semi-annually (in March and September), if declared, in cash or, at the option of the holder, in shares of common stock valued at 85% of the defined book value as of the prior quarter end, subject to certain limitations. Each share of preferred stock is convertible at any time, at the option of the holder, into four shares of common stock. After three years, the issuer may call the shares at any time, and the holders may annually put to the Company for redemption up to 50% of the shares purchased in the offering, at a price of $26.85 per share plus all accrued unpaid dividends.

Because of the mandatory redemption premium and cumulative dividend features of the Series A and Series B preferred stocks, the Company is accreting the redemption premiums utilizing the interest method over the minimum holding period, and is also accruing the cumulative dividends for each Series as earned. No dividends have been declared or paid since the issuance of the Series A and Series B preferred stocks due to the capital and dividend restrictions of the Order. For the years ended December 31, 2002 and 2001, the Company provided $411,000 and $133,000, respectively, for the applicable accretion and dividends earned by a charge to retained earnings and corresponding increases to the respective carrying values of the Series A and Series B preferred stocks.

The accompanying consolidated financial statements have been restated to correctly report the Series A preferred stock incentive payment as an embedded derivative instrument, and to properly reflect accretion of the redemption premiums and accrued dividends related to both the Series A and Series B preferred stocks. The effects of the restatement on financial condition were to reclassify the carrying value of the embedded derivative, in the amount of $990,000 and $921,000, as of December 31, 2002 and 2001, respectively, from the carrying value of the Series A preferred stock to a separate line item under liabilities, and to increase (decrease) retained earnings and total stockholders’ equity by $66,000 and ($156,000), as of December 31, 2002 and 2001, respectively.

The effects of the restatement on operations were to decrease the previously reported net income by $68,000 in 2002, and increase the previously reported net loss by $23,000 in 2001. In addition, the basic loss applicable to common shareholders was decreased by $222,000 in 2002, and increased by $156,000 in 2001, a decrease of $.18 and an increase of $.12, respectively, per diluted common share.

On September 30, 2003, the Company issued $5,498,000 in subordinated capital notes (the “Notes”) for cash and/or in exchange for redeemable preferred stock. To date, the total cash proceeds of $3,085,000 have been used to establish an Interest Payment Fund, replenish any cash used to pay the cash consideration in a preferred stock exchange described below, pay the balance of a $750,000 note payable to an independent bank, pay the balance of $250,000 in notes payable to five directors, and for other general corporate purposes, including the repurchase for cash of shares of Series A and Series B preferred stock.

In conjunction with the issuance of the Notes, the Company redeemed 65,910 shares of the Series A preferred stock for $1,510,000 in Notes and $56,000 cash, and 39,092 shares of the Series B preferred stock for $902,000 in Notes and $61,000 cash. In conjunction with the issuance of the Notes, the Company also issued warrants to purchase 153,944 shares of the Company’s common stock at an exercise price of $0.01 per share. The Notes include rights to receive additional warrants to purchase shares of the Company’s common stock at an exercise price of $0.01 per share.

NOTE 11 -	REDEEMABLE PREFERRED STOCK, DERIVATIVE DEBT INSTRUMENT AND SUBORDINATED CAPITAL NOTES (CONTINUED)

The exchange of the Notes for the Series A and Series B preferred stock resulted in a net gain on the extinguishment of derivative debt instruments of $36,000 on September 30, 2003, and a net gain on the exchanges for redeemable preferred stock of $237,000, which was credited to additional paid-in capital on September 30, 2003.

On October 15, 2003, the Company, using $376,000 of the cash proceeds from the Notes, repurchased an additional 9,046 shares of Series A preferred stock for $215,000 cash, and 6,546 shares of Series B preferred stock for $161,000 cash, based on the same values attributed to the preferred stock for purposes of exchanging the Notes in the initial offering. These repurchases resulted in a net gain on the extinguishment of derivative debt instruments of $5,000, and a net gain on the exchanges for redeemable preferred stock of $38,000, which was credited to additional paid-in capital.

The Notes bear interest, payable quarterly, at a fixed rate of 4.5% per annum through September 30, 2005, and thereafter at a floating rate equal to the prime rate. A $371,000 Interest Payment Fund was established at an independent bank to secure eighteen months of interest payments on the Notes. The Notes mature in eight equal quarterly principal installments beginning December 30, 2006, with a final maturity of September 30, 2008. The Company may repay the Notes at any time without penalty. The warrants are exercisable one year after the date of issue and expire in three years. Additional warrants to purchase up to a maximum of 154,056 shares of the Company’s common stock are issuable on the first anniversary date of issue, assuming the Notes remain outstanding. Annually thereafter, subject to the approval of the Company’s stockholders, warrants to purchase a maximum of 385,000 additional shares of Company common stock may be issued.

On October 15, 2003, the Company issued an additional $1,056,000 in subordinated capital notes (the “Additional Notes”) to certain of the Company’s directors and their affiliates. The proceeds were used to redeem 44,485 shares of Series A preferred stock. The terms of the Additional Notes are in accordance with the terms of the Notes issued September 30, 2003.

As part of the sale of the Additional Notes, the Company initially issued warrants to purchase 29,568 shares of the Company’s common stock. The exchange of the Additional Notes, warrants and rights to receive additional warrants for Series A preferred stock resulted in a net gain on the extinguishment of derivative debt instruments of approximately $25,000 on October 15, 2003, and a net gain on the exchanges for redeemable preferred stock of $75,000, which was credited to additional paid-in capital on October 15, 2003. In conjunction with the issuance of the Additional Notes, the Company deposited an additional $71,000 to the Interest Payment Fund.

After the October 2003 repurchases and the exchange of Series A preferred stock by the directors and their affiliates, 40,909 shares of Series A preferred stock and 2,137 shares of Series B preferred stock remain outstanding.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, letters of credit, and interest rate caps and floors written on variable rate loans. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company’s involvement in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and letters of credit are represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

	Contract or notional amount
	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Financial instruments and contract amounts which represent credit risk:
Commitments to extend credit	$304	$852
Unused lines of credit	4,062	5,376
Standby letters of credit	—	10

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 13 - STOCK REPURCHASE PROGRAM

The Company had a Stock Repurchase Program from October 16, 1995 until 2000. Under the program, the Company acquired 2,296 shares of Company common stock, at an aggregate cost of $14,000 in 2001. Since inception of the program, 54,906 of these shares were utilized in the funding of the MRDP, 6,186 shares were used to satisfy options exercised, and 820,254 shares (aggregating 39.5% of issued shares) are held in treasury at December 31, 2002.

NOTE 14 - COMPANY DIVIDEND RESTRICTIONS

The Bank may not declare or pay a cash dividend on any of its capital stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below the amount required for the liquidation account. In addition, the Bank is subject to restrictions on dividends under the Alabama Banking Code, which provides that an Alabama state bank must transfer to surplus each year at least 10% of its net earnings (and thus cannot declare or pay a dividend in excess of 90% of net earnings) until its surplus equals at least 20% of its capital. Furthermore, the Bank must obtain regulatory approval to declare dividends in any calendar year in excess of the total of its net earnings of that year combined with its retained net earnings of the preceding two years, less any required transfers to surplus. As of December 31, 2002 and as incorporated in the Order, the Bank is restricted from paying dividends without the approval of the FDIC and the State Banking Department. Bancshares is also restricted from paying dividends to shareholders without the written approval of the Federal Reserve.

During the fourth quarter of 2002, the Bank received written consent from the Regulators and paid a $200,000 dividend to Bancshares. Bancshares expects to use the proceeds for interest payments on debt and other corporate expenses.

NOTE 15	- FIRST SOUTHERN BANCSHARES, INC. PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed parent company only financial statements for First Southern Bancshares, Inc. are set forth below:

CONDENSED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2002	December 31, 2001
	(Restated - See Note 11)
ASSETS
Cash and cash equivalents	$119	$153
Investment in wholly-owned subsidiary	8,238	6,365
Other assets	1	10

Total assets	$8,358	$6,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable to banks	$750	$750
Notes payable to directors	1,250	—
Derivative debt instrument	990	921
Other accrued liabilities	24	40

Total liabilities	3,014	1,711
Redeemable preferred stock	4,134	3,723
Stockholders’ equity	1,210	1,094

Total liabilities and stockholders’ equity	$8,358	$6,528

CONDENSED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share data)

	Year Ended December 31
	2002	2001
	(Restated - See Note 11)
INCOME (LOSS)
Equity in earnings (losses) of wholly-owned subsidiary	$776	$(7,598)
Other	—	6

Total income (loss)	776	(7,592)
EXPENSES	554	294

Income (loss) before income taxes	222	(7,886)
Provision for income taxes	—	4

NET INCOME (LOSS)	222	(7,890)

Cumulative dividend arrearages and premium accretion on preferred stock	411	133

Basic loss applicable to common shareholders	$(189)	$(8,023)

Basic loss per common share	$(0.15)	$(6.38)
Diluted loss per common share	$(0.15)	$(6.38)
Dividends per common share	$—	$—

NOTE 15	- FIRST SOUTHERN BANCSHARES, INC. PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2002	2001
	(Restated - See Note 11)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$222	$(7,890)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earnings) losses of wholly-owned subsidiary	(776)	7,598
Change in fair value of derivative debt instrument	68	23
Fair value of common stock warrants issued	8	—
Decrease in other assets	9	95
Decrease in other liabilities	(15)	(23)

Net cash used in operating activities	(484)	(197)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend from subsidiary bank	200	—
Capital contributions to subsidiary bank	(1,000)	(4,250)

Net cash used in investing activities	(800)	(4,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	1,250	—
Repayments of borrowings	—	(75)
Proceeds from issuance of preferred stock (net)	—	4,488
Acquisition of treasury stock	—	(36)

Net cash provided by financing activities	1,250	4,377

DECREASE IN CASH AND CASH EQUIVALENTS	(34)	(70)
Cash and cash equivalents at beginning of year	153	223

Cash and cash equivalents at end of year	$119	$153

NOTE 16 - CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of financial instruments as of December 31, 2002 and 2001 are summarized as follows:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
FINANCIAL ASSETS
Cash and cash equivalents	$7,011	$7,011	$14,230	$14,230
Investment securities	15,482	15,482	12,858	12,858
Mortgage-backed securities	—	—	3,230	3,279
Loans held for sale	271	271	821	821
Loans receivable, net	67,640	71,913	90,420	94,499
Federal Home Loan Bank stock	684	684	1,866	1,866
Accrued dividends and interest receivable	593	593	976	976

FINANCIAL LIABILITIES
Deposits:
Demand accounts	$26,193	$26,193	$36,302	$36,302
Certificates of deposit	54,855	56,381	82,362	84,271
Advances from Federal Home Loan Bank	5,738	7,303	5,862	7,242
Notes payable to banks	750	750	750	750
Notes payable to directors	1,250	1,250	—	—
Derivative debt instrument	990	990	921	921
Redeemable preferred stock
Series A	2,911	2,911	2,646	2,646
Series B	1,223	1,223	1,077	1,077
Off-balance sheet commitments	—	—	—	—

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

NOTE 16 - CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate the value:

•	Cash and cash equivalents - The carrying amounts of cash and cash equivalents approximates fair value.

•	Investment securities - Fair value was determined based upon quoted market prices and/or dealer quotes.

•	Loans receivable and loans held for sale - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain loans with a readily available market are based on quoted market prices of similar loans. The fair value of other loans was estimated using discounted cash flow analyses, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

•	Federal Home Loan Bank stock - The carrying value of the Federal Home Loan Bank stock is believed to reasonably reflect its fair value.

•	Accrued dividends and interest receivable - The carrying amount approximates fair value.

•	Deposits - The carrying value of demand deposits and other deposit accounts with no fixed maturity reflects the amount payable on demand and therefore is, by definition, its fair value. Fair values of certificates of deposit were estimated by discounting future cash flows using the rates currently being offered for deposits of similar remaining maturities.

•	Advances from Federal Home Loan Bank and other notes payable - The estimated fair value of Federal Home Loan Bank loan advances and other notes payable was determined by discounting future cash flows using the rates currently being offered on Federal Home Loan Bank advances and bank borrowings having similar characteristics.

•	Derivative debt instrument - The carrying value of the derivative debt instrument is the estimated fair value.

•	Redeemable preferred stock - The carrying value of the redeemable preferred stock approximates its fair value.

•	Off-balance sheet financial commitments - The Company had $4.4 million of off-balance sheet financial commitments as of December 31, 2002, which are commitments to originate loans and unused lines of credit. The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees, if applicable.

NOTE 17 - QUARTERLY DATA (UNAUDITED)

	(Dollars in thousands, except share data) Years Ended December 31,
	2002				2001
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	(Restated - See Note 11)				(Restated - See Note 11)
Interest income	$1,844	$1,729	$1,577	$1,356	$3,259	$2,739	$2,295	$1,945
Interest expense	1,078	914	786	613	1,918	1,679	1,563	1,293

Net interest income	766	815	791	743	1,341	1,060	732	652
Provision for loan losses	170	113	350	—	813	2,092	599	2,400

Net interest income (expense) after provision for loan losses	596	702	441	743	528	(1,032)	133	(1,748)
Noninterest income (expense)	223	245	1,806	183	200	7	47	(424)
Noninterest expense	1,323	1,265	1,308	1,093	1,313	1,338	1,629	1,309

Income (loss) before income taxes	(504)	(318)	939	(167)	(585)	(2,363)	(1,449)	(3,481)
Income tax expense (benefit)	—	(60)	80	(292)	(236)	(933)	2,592	(1,411)

Net income (loss)	(504)	(258)	859	125	(349)	(1,430)	(4,041)	(2,070)
Cumulative dividends arrearages and premium accretion on preferred stock	102	102	103	104	—	—	33	100

Basic income (loss) applicable to common shareholders	$(606)	$(360)	$756	$21	$(349)	$(1,430)	$(4,074)	$(2,170)

Basic earnings (loss) per common share	$(0.48)	$(0.29)	$0.60	$.02	$(0.28)	$(1.14)	$(3.24)	$(1.73)

Diluted earnings (loss) per common share	$(0.48)	$(0.29)	$0.54	$.02	$(0.28)	$(1.14)	$(3.24)	$(1.73)

Note: Quarterly amounts may not add to year-to-date due to rounding

NOTE 18 - OTHER MATTERS

The Company purchases insurance, leases automobiles and contracts for professional services through certain Board members. The total of such expenses amounted to $248,000 in 2002 and $210,000 in 2001.